Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

FUTURE CURRENTS

ENERGY SOLUTIONS FOR A CHANGING WORLD

ITC | Entergy — Entergy Transmission Business

ENTERGY ITC TRANSACTION
PMO PROGRESS REPORT
Q3 2012



PUBLISHED QUARTERLY BY THE PROJECT MANAGEMENT ORGANIZATION

LEADER'S NOTE

If you've ever untangled a snarled fishing line or knotted thread, you might have had a mini-experience of the work that the Transco Project Management Organization is now addressing. The PMO is hundreds of people in more than a dozen teams systematically teasing apart two businesses that are not just joined at the hip, but the ankle, knee, elbow and head.

The PMO's job is to organize thousands of miles of interconnected lines, hundreds of jobs, roles and work functions and tens of thousands of other details into two discrete, well-oiled machines. One "machine" becomes a new part of ITC Holdings Corp.'s transmission-only company and the other remains within Entergy's generation, distribution and customer service business.

The PMO teams are making good progress. We have to be appreciative of the detailed, disciplined effort they are making every day. Now that the regulatory filing process has started, everyone in the PMO will have the additional encouragement of watching this important strategic initiative move forward in the public sphere.

JOE DOMINO

REGULATORY FILINGS UNDERWAY, PMO STEAMS AHEAD

In September and early October, the Transco initiative was thrust into the public eye with joint local and federal regulatory filings in Louisiana, New Orleans, Arkansas, Mississippi, and at FERC. Additional filings are planned in Texas and Missouri by the end of the year.

> *The PMO teams are making significant progress.*

Separating two integrated businesses that have essentially grown up together is an extraordinarily complex undertaking but the PMO teams are making significant progress. In fact, all teams have completed – or nearly completed – the analysis and design phases of their work, which included comparing processes, mapping functional roles, completing an inventory of IT systems and identifying issues to resolve in spinning off and merging the Entergy transmission business. These analysis steps were necessary in order to create a blueprint for the organizational and operational requirements of "Day 1"–the date the transaction closes–and "Day 2"–the date all transitioning is complete and the organizations are fully separated and operating independently.

IMPLEMENTATION TIMELINE

2012											2013					
FEB.	MAR.	APR.	MAY	JUN.	JUL.	AUG.	SEP.	OCT.	NOV.	DEC.	JAN.	FEB.	MAR.	APR.	MAY	JUN.

ANALYSIS → PRE-DESIGN → DESIGN → IMP. PLANNING → IMPLEMENTATION

STATUS REPORTS WORKSTREAMS PROGRESS REPORTHR/STAFFING An estimated 750 Entergy employees will join ITC and become the core of the company’s mid-South workforce. The Joint Integrated Staffing Team has defined a process to identify Entergy employees who may become employees of ITC based on their current roles and ITC’s projected needs: Group 1: Those who work in positions that are principally transmission will become employees of ITC. Group 2: Those with a mix of transmission and distribution responsibilities who will be equitably split between the companies based on needs. Group 3: Shared services employees who support the transmission business, including those in legal, human resources, accounting and other departments. The staffing process for Group 2 employees will involve decision-making based on a series of inputs including each employee’s interest, an assessment of their skills, knowledge and experiences and each company’s needs. Energy delivery and system planning and operations are developing transition plans for two milestones: first, the transition associated with the spin-off and merger and subsequently, the transition into MISO. With or without Transco, after Entergy’s operating companies move to MISO the balancing authority functions will be split between Entergy and MISO. MISO will perform many functions normally considered Òoperating the balancing authorityÓ (i.e. balancing load, generation and schedules). Entergy will perform certain local functions that MISO considers a Òlocal balancing authority;Ó these will stay with Entergy regardless of Transco. Multiple implementation teams are assessing requirements such as NERC compliance, IT systems and the effects on embedded entities within the service area. BALANCING AUTHORITY ASSET SEPARATION Asset separation teams are managing the physical separation of the business—from wires, towers and substations down to desks, chairs and laptops. Teams are assigning assets to Entergy or ITC based on usage, criticality and geographical considerations, keeping an eye on whether the resulting businesses and employees will have all the equipment and materials necessary to succeed. OTHER SUBTEAMS Nearly two dozen additional subteams are addressing functions mission-critical to the planning and implementation of the fully separated transmission business. They include Critical Infrastructure Protection, distribution operations, MISO interface, engineering, supply chain, contracts/legal support, communications and real estate/facilities, as well as nine transmission teams looking at how to split today’s organization into transmission and distribution. Each area entails detailed analysis, review, documentation and decisions. As an example, the contracts/legal support subteam has reviewed more than 400 transmission and 600 franchise agreements while developing an overall contracts approach. A LOOK AHEAD All workstreams now turn their full attention to implementation in the fourth quarter of 2012, a phase that will extend through the close of the transaction. While extraordinary progress has been achieved to date, Entergy and ITC can foresee plenty of mountains to climb. These range from navigating the regulatory approval process to managing complex information technology hand-offs. Fortunately, for people who have surmounted ice storms and hurricanes and for people who have built the nation’s largest independent transmission company, big challenges are all in a day’s work.

Forward-Looking Statements and Additional Information Entergy Forward-Looking Information In this communication, and from time to time, Entergy makes certain Òforward-looking statementsÓ within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. Additional Information and Where to Find ItOn September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.